КУЗБАССКОЕ ОТКРЫТОЕ
АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ

ОАО «КУЗБАССЭНЕРГО»

Россия, 650000, г. Кемерово,
ГСП-2, пр. Кузнецкий, 30
А.Т. 215196 ВАТТ,
тел. (3842) 29-33-59
Факс (3842)
29-37-77, 36-68-48

07028910

November 23, 2007

28.11.2007г. № 70-258/7418

На № ________ от ________

SUPPL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Mail Stop 3628
Washington, D.C.

Re: ~~JSC~~ OAO Kuzbassenergo **12G3-2(B) Exemption No.: 82-4633**

Dear Sir or Madam:

In connection with Kuzbassenergo exemption, pursuant to Rule 12-g2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12-g2(b)(1)(iii), enclosed please find the **LIST OF DOCUMENTS ENCLOSED THIS LETER.**

The Bank of New York acts as depositary bank for the above referents company under the **From F-6 registration statement number: 333-7690**, with was declared effective by The SEC on **DATE THE DEPOSIT AGREEMENT WAS APPROVED 09/19/1997.**

Sincerely,

Sergey Mikhailov
General Director ____________

+7 3842 29-39-00
+ 73842 39-05-10

MATERIAL FACT NOTIFICATION

Details of state registration of additional securities issue

1. General	
1.1. Full business name of the Issuer:	*Kuzbass Power and Electrification Open Joint-Stock Company*
1.2. Short business name of the Issuer:	*OAO Kuzbassenergo*
1.3. Place of business of the Issuer:	*656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.*
1.4. Primary state registration No. of the Issuer:	*1024200678260*
1.5. Taxpayer identification number of the Issuer (INN):	*4200000333*
1.6. The unique Issuer code assigned by the registration authority:	*00064-A*
1.7. Website used by the Issuer to disclose information:	*http://www.kuzbassenergo.ru/invest/doc/fact/*

2. Notification Details
2.3.1. Kind, class (type), series and other identification characteristics of securities: ***ordinary registered uncertificated shares.*** 2.3.2. Maturity (for Issuer bonds and options): ***Not applicable for this securities issue.*** 2.3.3. State registration number of additional securities issue and state registration date: ***1-01-00064-A-001D.*** 2.3.4. Name of registration authority which performed state registration of additional securities issue: ***Federal Service on Financial Markets of the Russian Federation.*** 2.3.5. Number of securities being offered and par value (if stipulated by the legislation of the Russian Federation) of each security: ***Number of offered additional ordinary registered uncertificated shares – 100,000,000 (one hundred million) shares with a par value of 1 (one) rouble each.*** 2.3.6. Securities offering method, and in case of private offering - also a circle of potential purchasers of securities: ***Public offering.*** 2.3.7. Provision to the Issuer shareholders (members) and/or other persons of the preemptive right to acquire securities: ***All shareholders of OAO Kuzbassenergo have a preemptive right to acquire additional shares being offered in the number pro rata to the number of ordinary registered shares in OAO Kuzbassenergo held by them.*** 2.3.8. Securities offering price or the procedure of its determination: ***the additional shares offering price shall be determined by the Board of Directors of the Issuer after the period of validity of the preemptive right expires.*** ***The price of offering of additional shares to persons included in the register of persons enjoying the preemptive right to acquire additional shares being offered shall be determined by the Board of Directors of the Issuer after the period of validity of the preemptive right expires.*** ***The price of offering of additional shares determined by the Board of Directors of the Issuer is the same for persons included in the register of persons enjoying the preemptive right to acquire additional shares being offered and other purchasers of additional shares.*** 2.3.9. The term of offering of securities or the procedure for its determination: ***The Share Offering Starting Date shall be established by the Issuer after the state registration of the additional share issue and termination of the period of validity of the preemptive right to acquire shares mentioned in clause 8.5 of the Resolution on additional securities issue and clause 9.3 of the Securities Prospectus.*** ***Share offering cannot begin before the expiration of two weeks from the date of disclosing the information on state registration of additional securities issue and providing to all potential purchasers of possibility to access information on state registration of additional securities issue which should be disclosed according to the Federal Act «On Stock Market»and statutory acts of the***

stock market federal executive authority according to the procedure stipulated by clause 11 of the Resolution on additional securities issue and clause 2.9. of the Securities Prospectus.

The abovementioned fortnight term shall be calculated from the moment of publication of the notice of state registration of additional securities issue in the Rossiyskaya Gazeta newspaper.

The Share Offering Expiration Date shall be the earliest of the following dates:

a) the 7th (seventh) working day from the date of beginning of share offering,

b) the date of allocation of the last share of the additional issue.

The Share Offering Expiration Date shall not be later than one year from the date of state registration of the additional share issue.

3. Signature	
3.1. Deputy General Director, Corporate Management ___ (power of attorney No. 70-119/249 of 25.06.2007)	______ D.V.Skorokhodov (signature) Stamp here
3.2. Date: 08 November, 2007	

Открытое акционерное общество энергетики и электрификации «Кузбассэнерго» * Кузбасское
ОАО "Кузбасс-энерго"

MATERIAL FACT NOTIFICATION

Details of the General Meeting resolutions

1. General	
1.1. Full business name of the Issuer:	*Kuzbass Power and Electrification Open Joint-Stock Company*
1.2. Short business name of the Issuer:	*OAO Kuzbassenergo*
1.3. Place of business of the Issuer:	*656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.*
1.4. Primary state registration No. of the Issuer:	*1024200678260*
1.5. Taxpayer identification number of the Issuer (INN):	*4200000333*
1.6. The unique Issuer code assigned by the registration authority:	*00064-A*
1.7. Website used by the Issuer to disclose information:	*http://www.kuzbassenergo.ru/invest/doc/fact/*

2. Notification Details

2.1. General Meeting type (annual, extraordinary): *Extraordinary.*

2.2. Form of holding of the General Meeting: *Absentee ballot.*

2.3. Mailing address to which filled in voting bulletins were sent: **105082, Russia, Moscow, Bolshaya Pochtovaya street, 34, bldg 8, OAO «Central Moscow Depositary».**

2.4. Quorum at the General Meeting: *93.1642 %.*

2.5. Items put to voting and voting results:

Item No. 1. Splitting Company shares.

Voting results:

"IN FAVOUR" - *564,573,759* votes *(99.9727 %)*; **"AGAINST"** – *93,695* votes;

"ABSTAINED" – *49,400* votes.

Item No. 2. Reorganisation of OAO Kuzbassenergo in the form of takeover of OAO Kuzbassenergo Holding established as a result of reorganisation of RAO UES of Russia in the form of split-off and ratification of the Agreement on takeover of OAO Kuzbassenergo Holding by OAO Kuzbassenergo.

Voting results:

"IN FAVOUR" – *564,705,854* votes *(99.9961 %)*; **"AGAINST"** - *0* votes;

"ABSTAINED" – *11,000* votes.

Item No. 3. Determination of number, par value, classes (types) of declared shares in OAO Kuzbassenergo and rights attached to these shares.

Voting results:

"IN FAVOUR" – *564,624,159* votes *(99.9817 %)*; **"AGAINST"** – *81,695* votes;

"ABSTAINED" – *11,000* votes.

Item No. 4. Amending and supplementing the Charter of OAO Kuzbassenergo.

4.1. Voting results:

"IN FAVOUR" – *564,624,159* votes *(99.9817 %)*; **"AGAINST"** – *81,695* votes;

"ABSTAINED" – *11,000* votes.

4.2. Voting results:

"IN FAVOUR" – *564,624,159* votes *(99.9817 %)*; **"AGAINST"** - *0* votes;

"ABSTAINED" – *92,695* votes.

4.3. Voting results:

"IN FAVOUR" – *564,574;759* votes *(99.9729 %)*; **"AGAINST"** - *0* votes;
"ABSTAINED" – *142,095* votes.

4.4. Voting results:
"IN FAVOUR" – *564,574,759* votes *(99.9729 %)*; **"AGAINST"** – *81,695* votes;
"ABSTAINED" – *60,400* votes.

4.5. Voting results:
"IN FAVOUR" – *564,574,759* votes *(99.9729 %)*; **"AGAINST"** - *0* votes;
"ABSTAINED" – *142,095* votes.

4.6. Voting results:
"IN FAVOUR" – *564,705,854* votes *(99.9961 %)*; **"AGAINST"** - *0* votes;
"ABSTAINED" – *11,000* votes.

4.7. Voting results:
"IN FAVOUR" – *564,656,454* votes *(99.9874 %)*; **"AGAINST"** - *0* votes;
"ABSTAINED" – *60,400* votes.

Item No. 5. Increasing the authorized capital of OAO Kuzbassenergo by placing additional shares by means of conversion into them of the shares in of the company being taken over.
"IN FAVOUR" – *564,585,759* votes *(99.9749 %)*; **"AGAINST"** – *81,695* votes;
"ABSTAINED" – *49,400* votes.

Item No. 6. Approval of the Underwriting Agreement being a large transaction.
"IN FAVOUR" – *564,551,359* votes *(99.9688 %)*; **"AGAINST"** – *81,695* votes;
"ABSTAINED" – *83,800* votes.

Item No. 7. Approval of main terms and conditions of the Contract for supply of power to the wholesale electric power market concluded between the Company, ZAO Financial Settlements Centre and Trading System Administrator Non-Profit Partnership, being a large transaction.
"IN FAVOUR" – *767,571* vote *(0.1359 %)*; **"AGAINST"** - *0* votes;
"ABSTAINED" – *72,800* votes.

2.6. Wording of resolutions passed by the General Meeting:

On Item No. 1:

1. That ordinary registered shares in OAO Kuzbassenergo be split on the following conditions:

1.1. Class (type) of shares to de split: ordinary registered shares in OAO Kuzbassenergo with a par value of 1 (One) rouble each.

1.2. Stock floatation method: conversion at stock splitting.

1.3. Splitting factor:

One ordinary share in OAO Kuzbassenergo with a par value of 1 (One) rouble each shall be converted into 100 (one hundred) ordinary shares in OAO Kuzbassenergo with a par value of 0.01 (one hundredth) of rouble each.

On Item No. 2:

1. That the Company be reorganised in the form of takeover of OAO Kuzbassenergo Holding established by way of reorganisation of RAO UES of Russia in the form of split-off subject tothe terms and conditions of the Agreement on takeover of OAO Kuzbassenergo Holding by OAO Kuzbassenergo.

2. That the Agreement on takeover of OAO Kuzbassenergo Holding by OAO Kuzbassenergo be approved.

On Item No. 3:

1. That the limit amount of declared shares in OAO Kuzbassenergo be determined equal to 100,000,000 (one hundred million) ordinary registered shares with a par value of 1 (One) rouble each.

2. To determine that in case of splitting of OAO Kuzbassenergo shares as a result of which the par value of one ordinary share in OAO Kuzbassenergo will be 0.01 (one hundredth) of rouble, the Company

shall have the right to place additionally 103,716,513 (one hundred and three million seven hundred sixteen thousand five hundred thirteen) ordinary registered shares with a par value of 0.01 (one hundredth) of rouble each.

3. That ordinary registered shares declared by OAO Kuzbassenergo for floatation provide to their holders rights stipulated by clause 6.2. of the Charter of OAO Kuzbassenergo.

On Item No. 4:

4.1. That the Company Charter be amended as follows:

The first paragraph of clause 4.7. of Articles 4 of the Company Charter shall read as follows:

"4.7. The Company declares in addition to the placed shares 100,000,000 (one hundred million) ordinary registered shares with a par value of 1 (One) rouble each. In case in case of splitting of OAO Kuzbassenergo shares as a result of which the par value of one ordinary share in OAO Kuzbassenergo will be 0.01 (one hundredth) of rouble, the Company shall have the right to place additionally 103,716,513 (one hundred and three million seven hundred sixteen thousand five hundred thirteen) ordinary registered shares with a par value of 0.01 (one hundredth) of rouble each".

4.2. In article 14:

paragraph 14.9.3. of clause 14.9 of the Company Charter shall read as follows:

"14.9.3. The date of making up the register of persons entitled to attend the General Meeting of the Company shareholders shall not be established earlier than the date of decision making on convening the General Meeting of shareholders and more than 85 (Eighty five) days before the date of the General Meeting of the Company shareholders."

4.3. In article 15:

paragraph 12 of clause 15.1 of the Company Charter shall read as follows:

"12) election of the General Director of the Company and early termination of his authorities, including decision making on determination of the terms and conditions of the employment contract with the General Director and early termination of the employment contract."

4.4. Subparagraph b) of paragraph 38 of clause 15.1 of the Company Charter shall read as follows:

"b) transactions (including several interconnected transactions) involving property the value of which is 10 to 25 percent of the book value of the Company assets as of the date of taking decision on making such transaction except for transactions made in the normal course of business of the Company."

4.5. Clause 15.1. of the Company Charter shall be supplemented with paragraphs 55-61:

55) determination of priority investment projects of the Company;

56) determination of the procedure of the use by the Company of money resources raised as a result of placing by the Company of additional shares through public or private offering;

57) approval, amendment, cancellation of an investment program / investment project of the Company;

58) determination of terms and conditions of selection and approval of a general contractor for implementation of the investment program of the Company;

59) approval of a nominee independent engineering expert (technical agent) for checking implementation of the investment program of the Company and preparation of quarterly reports on progress of implementation of the investment program of the Company, decision making on conclusion, amendment and cancellation of the agreement with the independent engineering expert (technical agent);

60) consideration of quarterly reports of the independent engineering expert (technical agent) on progress of implementation of the investment program of the Company;

61) approval of reports of the General Director of the Company on fulfilment of the investment program of the Company, as well as approval of the format of the General Director report.

4.6. In article 20:

clause 20.2. shall be supplemented with the second paragraph reading as follows:

"The General Director shall be personally liable for protection of data considered to be a state secret."

4.7. Clause 20.5. of the Charter shall be amended to read as follows:

"20.5) The rights and responsibilities of the General Director and the members of the Management Board of the Company pertaining to the management of the day-to-day activity Company are governed

by the legislation of the Russian Federation, this Charter and the employment contracts concluded by each of them with the Company.

The employment contract with the General Director and the members of the Management Board of the Company shall be signed on behalf of the Company by the Chairman of the Board of Directors of the Company or a person authorised by the Board of Directors of the Company.

The terms and conditions of the employment contract with the General Director of the Company, including those regarding his term of office shall be determined by the Board of Directors of the Company.

The terms and conditions of the employment contract with the members of the Management Board of the Company including those regarding their term of office shall be determined by the Board of Directors of the Company or a person authorised by the Board of Directors of the Company to sign the employment contract.

The rights and responsibilities of the employer on behalf of the Company concerning the General Director and members of the Management Board of the Company are carried out by the Chairman the Board of Directors or a person authorised by the Board of Directors of the Company.

On Item No. 5:

In case of OAO Kuzbassenergo stock splitting as a result of which the par value of one ordinary share in OAO Kuzbassenergo will be 0.01 (one hundredth) of rouble, the authorized capital of the Company shall be increased subject to the following conditions:

1. Method of placing of additional shares: conversion of shares in OAO Kuzbassenergo Holding taken over by OAO Kuzbassenergo into additional ordinary shares in OAO Kuzbassenergo, according to the procedure provided for by the Agreement on takeover of OAO Kuzbassenergo Holding by OAO Kuzbassenergo.

2. Number of placed shares:

- 103,716,513 (one hundred three million seven hundred sixteen thousand five hundred thirteen) ordinary registered shares with a par value of 0.01 (one hundredth) rouble each for a total amount of 1,037,165.13 (one million thirty seven thousand one hundred sixty five point thirteen) roubles.

3. Share convertion factors:

1.4304018329086000 ordinary shares in OAO Kuzbassenergo Holding shall be converted into 1 ordinary share in OAO Kuzbassenergo with a par value of 0.01 (one hundredth) rouble each;

1.5619150828877400 preference shares in OAO Kuzbassenergo Holding shall be converted in 1 ordinary share in OAO Kuzbassenergo with a par value of 0.01 (one hundredth) rouble each.

4. Should at determination of the calculated number of shares in OAO Kuzbassenergo which a shareholder of OAO Kuzbassenergo Holding is to receive such number be fractional, the fractional part of such number of shares shall be rounded off according to the following rule:

- if the digit following the comma is from 5 to 9 inclusive, the integer shall be increased by one and the digits after the comma shall be disregarded;

- if the digit following the comma is from 0 to 4 inclusive only the integer shall be taken into account while the digits after the comma shall be disregarded;

- if as a result of such rounding off any shareholder will not be entitled to any shares, such shareholder shall receive one share in OAO Kuzbassenergo."

On Item No. 6:

That the Underwriting Agreement, being a large transaction, be approved subject to the following essential terms and conditions:

Parties to the transaction:

The Company and the Underwriters (Renaissance Securities (Cyprus) Limited and UBS Limited and/or their affiliated persons and other persons who may be specified as underwriters in the Underwriting Agreement or an appendix thereto);

Beneficiaries under the transaction:

Other persons to whom provisions on reimbursement or compensation of possible costs, charges and damages (*Indemnity provisions*) according to the terms and conditions of the Underwriting Agreement apply.

Transaction price:

The price (money value) of property (services) that can be directly or indirectly disposed of (acquired) (including the amount of liabilities of the Company) according to the Underwriting Agreement, consists of:

(i) Underwriters' remuneration determined on market conditions similar to conditions of compatible transactions proceeding from the amount of the public offering of ordinary shares in OAO Kuzbassenergo and/or global depositary receipts (GDRs), not exceeding 2% of the amount of placement in case of simultaneous placing of the additional issue shares in and sale of Company shares held by OAO RAO UES of Russia;

(ii) Underwriters' costs and expenses reimbursable by OAO Kuzbassenergo;

(iii) All liabilities of OAO Kuzbassenergo under the Underwriting Agreement, including liabilities which may arise in the future, relating to reimbursement or compensation of eventual expenses, costs and damages incurred by the Underwriters and other persons to whom provisions on reimbursement or compensation of eventual expenses, costs and damages in compliance with the terms and conditions of the Underwriting Agreement apply. The amount of liabilities of OAO Kuzbassenergo with regard to compensation of the above expenses, costs and damages is not limited to the transaction amount and in the train of its fulfillment may amount to as much as 50 (fifty) percent and more of the book value of the Company assets according to its accounts kept in compliance with the Russian Accounting Standards as of the last accounting date prior to the date of conclusion of the Underwriting Agreement.

Subject of transaction:

Underwriters, subject to certain preconditions (including provision of certain legal opinions by legal consultants of the Underwriters and the Company, provision by the Company auditor of comfort letters and validity of all representations and warranties of the Companies under the Underwriting Agreement), shall acquire or cause to be acquired from the Company - according to the terms and conditions of the Underwriting Agreement - additional ordinary shares in the Company in the number specified in the Underwriting Agreement not exceeding 100,000,000 (one hundred million) with a par value of 1 (one) rouble each (hereinafter referred to as the Offered Shares), and/or global depository receipts as it is described hereinafter. All or a part of the Offered Shares may be transferred to a depositary bank assigned by the Company or its affiliated person or a person assigned by the depositary bank, for the purpose of the issuing global depository receipts certificating the title to the ordinary shares in the Company (hereinafter referred to as the GDRs). The price and the exact number of Offered Shares and/or GDRs shall be determined on the basis of collection and consideration of applications of potential investors according to the market practice.

Other essential terms and conditions of the transaction:

The Company shall:

(i) give certain Representations and Warranties in favour of Underwriters which may, in particular, refer to the following basic categories: (1) legal status and authorities of the Company, (2) business and other activity of the Company and its financial standing, (3) Company shares and/or GDRs, (4) completeness and reliability of disclosure of the Company data, (5) terms and conditions of public offer ing to Russian and foreign investors of ordinary shares in the Company and/or GDRs, and (6) compliance with the requirements of the legislation of Russia, the USA, the Great Britain and, eventually, other jurisdictions;

(ii) undertake to indemnify Underwriters and other persons to whom apply provisions on reimbursement or compensation of eventual expenses, costs and damages in compliance with the terms and conditions of the Underwriting Agreement (which may in stipulate, in particular, reimbursement or compensation in case of infringement by the Company of certain terms and conditions of the Underwriting Agreement) against any eventual expenses, costs and damages;

(iii) undertake to pay to Underwriters a remuneration determined on market conditions similar to those of compatible transactions proceeding from the amount of the public offering of ordinary shares in the Company and/or (GDRs), and all costs and expenses of Underwriters reimbursable by the Company;

(iv) assume other obligations in connection with public offering to the Russian and foreign investors of the Offered Shares and/or GDRs.

Applicable law: the Underwriting Agreement is governed by the law of England.

On Item No. 7 the resolution has not been adopted.

2.7. Date of execution of the minutes of the General Meeting: **06 November, 2007.**

3. Signature		
3.1. Deputy General Director, Corporate Management ___ (power of attorney No. 70-119/249 of 25.06.2007) 3.2. Date: 07 November, 2007	(signature) Stamp here	D.V.Skorokhodov

MATERIAL FACT NOTIFICATION

Details of entering into the Issuer's Shareholder Register of data on shareholder holding at least 5 percent of ordinary stock of the Issuer, as well as about any change as a result of which the share of such stock held by this shareholder became more or less than 5.10.15.20.25.30.50 or 75 percent

1. General	
1.1. Full business name of the Issuer:	Kuzbass Power and Electrification Open Joint-Stock Company
1.2. Short business name of the Issuer:	OAO Kuzbassenergo
1.3. Place of business of the Issuer:	656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.
1.4. Primary state registration No. of the Issuer:	1024200678260
1.5. Taxpayer identification number of the Issuer (INN):	4200000333
1.6. The unique Issuer code assigned by the registration authority:	00064-A
1.7. Website used by the Issuer to disclose information:	http://www.kuzbassenergo.ru/invest/doc/fact/

2. Notification Details

2.1. Full business name of the Issuer shareholder: Closed Joint-Stock Company Depository Clearing Company, ZAO DCC.

2.2. Share of the Issuer's ordinary stock held by such shareholder before the change: 25.60 %.

2.3. Share of the Issuer's ordinary stock held by such shareholder after the change: 5.61 %.

2.4. Date on which the Issuer came to know about the change of the share of the Issuer's ordinary stock held by such shareholder. (In case the share of the Issuer's ordinary stock held by such shareholder has changed as a result of placement of the Issuer's additional ordinary shares - the date of reception by the Issuer of the notice in writing of the registration authority about state registration of the report of the results of additional issue of the Issuer's ordinary shares. If according to the Federal Act «On Stock Market» or other Federal Acts the Issuer's additional ordinary shares are issued without state registration of the report on additional issue results – the date of submission (sending) by the Issuer to the registration authority of the notice of the results of the Issuer's ordinary shares additional issue): 24.09.2007

2.5. Grounds for change of the Issuer's ordinary stock held by such shareholder (acquisition or disposal by such shareholder of the Issuer's ordinary stock; placement by the Issuer of additional ordinary shares; decrease by the Issuer of the authorized capital by redeeming a part of outstanding ordinary shares): disposal by such shareholder of the Issuer's ordinary shares.

2.6. If the share of the Issuer's ordinary stock held by such shareholder has changed as a result of acquisition or disposal by such shareholder of the Issuer's ordinary stock (except for acquisition of additional ordinary shares in the Issuer at their floatation), - date of entering of the respective record on the personal account (deposit account) of such shareholder: 17.08.2007

3. Signature	
3.1. Deputy General Director, Corporate Management ___ (power of attorney No. 70-119/249 of 25.06.2007)	D.V.Skorokhodov (signature) Stamp here
3.2. Date: 02 October, 2007	

MATERIAL FACT NOTIFICATION

Details of entering into the Issuer's Shareholder Register of data on shareholder holding at least 5 percent of ordinary stock of the Issuer, as well as about any change as a result of which the share of such stock held by this shareholder became more or less than 5.10.15.20.25.30.50 or 75 percent

1. General	
1.1. Full business name of the Issuer:	Kuzbass Power and Electrification Open Joint-Stock Company
1.2. Short business name of the Issuer:	OAO Kuzbassenergo
1.3. Place of business of the Issuer:	656037, Russian Federation, Altai territory, city of Barnaul, Brilliantovaya street, 2.
1.4. Primary state registration No. of the Issuer:	1024200678260
1.5. Taxpayer identification number of the Issuer (INN):	4200000333
1.6. The unique Issuer code assigned by the registration authority:	00064-A
1.7. Website used by the Issuer to disclose information:	http://www.kuzbassenergo.ru/invest/doc/fact/

2. Notification Details
2.1. Full business name of the Issuer shareholder: Closed Joint-Stock Company Depository Clearing Company, ZAO DCC.
2.2. Share of the Issuer's ordinary stock held by such shareholder before the change: 25.60 %.
2.3. Share of the Issuer's ordinary stock held by such shareholder after the change: 5.61 %.
2.4. Date on which the Issuer came to know about the change of the share of the Issuer's ordinary stock held by such shareholder. (In case the share of the Issuer's ordinary stock held by such shareholder has changed as a result of placement of the Issuer's additional ordinary shares - the date of reception by the Issuer of the notice in writing of the registration authority about state registration of the report of the results of additional issue of the Issuer's ordinary shares. If according to the Federal Act «On Stock Market» or other Federal Acts the Issuer's additional ordinary shares are issued without state registration of the report on additional issue results – the date of submission (sending) by the Issuer to the registration authority of the notice of the results of the Issuer's ordinary shares additional issue): 24.09.2007
2.5. Grounds for change of the Issuer's ordinary stock held by such shareholder (acquisition or disposal by such shareholder of the Issuer's ordinary stock; placement by the Issuer of additional ordinary shares; decrease by the Issuer of the authorized capital by redeeming a part of outstanding ordinary shares): disposal by such shareholder of the Issuer's ordinary shares.
2.6. If the share of the Issuer's ordinary stock held by such shareholder has changed as a result of acquisition or disposal by such shareholder of the Issuer's ordinary stock (except for acquisition of additional ordinary shares in the Issuer at their floatation), - date of entering of the respective record on the personal account (deposit account) of such shareholder: 17.08.2007

3. Signature	
3.1. Deputy General Director, Corporate Management ___ (power of attorney No. 70-119/249 of 25.06.2007)	_______ D.V. Skorokhodov (signature) Stamp here
3.2. Date: 02 October, 2007	

END